CHINA INFORMATION TECHNOLOGY, INC.
ANNOUNCES FOURTH QUARTER AND YEAR END 2012 RESULTS

(Shenzhen, China – April 22, 2013) -- China Information Technology, Inc. (Nasdaq: CNIT) (the “Company”, “our” or “we”), a leading provider of information technologies and display technologies (“DT’) based in China, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2012.

Fourth Quarter 2012 Financial Highlights

-	Revenues decreased by 5.9% YoY to $29.4 million
-	Gross profit decreased by 8.7% YoY to $8.5 million
-	Operating loss of $45.4 million mainly due to increases in goodwill and other long-lived impairments and bad debt reserves
-	Net loss of $48.5 million; adjusted net loss of $23.1 million
-	Fully diluted net loss per share of $1.79;
-	Adjusted fully diluted net loss per share of $0.86
-	Cash flow from operations decreased 89.0% to $1.0 million

Year 2012 Financial Highlights

-	Revenues decreased 24.6% YoY to $86.4 million
-	Gross profit decreased 53.7% YoY to $20.5 million
-	Operating loss of $85.7 million
-	Net loss of $89.6 million; adjusted net loss of $46.8 million
-	Fully diluted net loss per share of $3.32;
-	Adjusted fully diluted net loss per share of $1.73
-	Cash flow from operations decreased 157.1% to a cash outflow of $9.3 million

Mr. Jiang Huai Lin, Chairman and Chief Executive Officer of the company, commented, “During 2012, challenging macro environment and tight government fiscal policies in China continued to have a negative impact on our businesses, especially in our government-client based IT segment. Although our revenues for the full year 2012 decreased by 24.6% as compared with 2011, we continued to reap from our business transition strategy with tremendous efforts being invested in the display technology segment during past quarters. Our digital technology (DT) business continued to make more significant contributions to our overall sales mix, representing 53.8% of total revenue for the year, versus 40.5% in 2011.”

“Despite overall revenue decline, our DT business maintained its sales volume of the previous year. We secured and completed numerous important contracts in our DT segment under China’s “Digital Campus” initiative, including a $10 million contract with education clients in Anhui Province. We expect our robust implementation of this pilot project will lead to greater opportunities with rollout of more education information technology initiatives in China. According to Chinabaogao.com, the IT spending in China’s education industry reached RMB 43.9 billion in 2012, with a 20.9% annual growth rate. Furthermore, by leveraging our strong capabilities in software development to broaden and enhance our DT product features, and by introducing web-enabled services, including an advanced cloud distribution system embedded in our digital signage panel (DS-Pad) products, we are well positioned to meet the anticipated demand of our emerging markets.”

“In our IT segment, despite significant downturn of our traditional core digital public security business, we achieved healthy year-over-year growth in our GIS and DHIS sections, as we continued to win contracts related to China’s “Smart Grid”, “Map World” and health and medical reform initiatives. We also look to capture other IT market opportunities in China such as the newly launched “Smart City” plan, an initiative that focuses on the technologies of the Internet of Things and cloud computing and also embraces sectors such as transportation, healthcare and public security. According to CCID Consulting, the IT spending of China’s Smart City initiative will reach RMB 170 billion by 2014.”

“The year of 2013 will be important for us as the company expects to finish the final phase of its strategic transition process. We also expect in the second half of the year to see momentum picking up in some of the new key sectors especially digital education. We have been channeling resources within our operations to synergize different elements between our DT and IT segments in an effort to create innovative and value-added product offerings. A good example is our new integrated offerings which comprise enhanced display technologies, proprietary software, and web technologies that will provide our customers with seamless and fully-integrated hardware, software, and cloud-based services that will allow the company to enhance profitability and generate recurring revenues.”

Fourth Quarter 2012 Results

Revenue

For Q4 2012, revenue was $29.4 million, compared to $31.2 million in Q4 2011, a decrease of $1.8 million, or 5.8% . The decline in total revenue was primarily due to the continued slowdown in projects for the Company’s government customers, which have traditionally been its core customer base; and secondarily due to the Company’s conscious effort to realign its business operations between IT and DT and between government and non-government customers.

Product sales decreased by $1.0 million, or 7.0%, to $13.3 million in Q4 2012, as compared to $14.3 million in Q4 2011. Product sales constituted 45.3% of total revenue during the current period as compared with 45.7% during the prior year. The product sales decrease was primarily due to the Company’s strategy of shifting from low-end to high-end DT products and lower prices of traditional LCD TV products in the midst of a challenging global business environment.

Software sales decreased by 34.4% to $6.1 million in Q4 2012, from $9.3 million for the three months ended December 31, 2011, mainly due to the continued sluggishness in the Company’s government client sector in light of the challenging government fiscal policies and our more stringent client acceptance policies. Software sales constituted 20.7% of total revenue, as compared to 29.8% during the prior year.

Sales of system integration services increased by 30.7% to $9.8 million in Q4 2012, as compared to $7.5 million in Q4 2011. As a percentage of revenue, it increased to 33.2% during Q4 2012 as compared with 24.0% during Q4 2011.

Other revenue was $217,899 in Q4 2012, an increase of 25.9%, from $173,101 in Q4 2011.

Gross Profit and Gross Margin

Cost of revenues decreased $1.1 million, or 5%, to $20.9 million in Q4 2012, from $22.0 million in Q4 2011. As a result, gross margin was 28.8% in Q4 2012, a decrease of 88 basis points, from 29.6% in Q4 2011.

The decrease in the overall gross margin resulted from a number of factors, including revenue shifting from the IT segment to the DT segment, lower software revenues, lower system integration gross margins, and lower prices of LCD TV products, while the cost of manufacturing rose during Q4 2012.

Administrative Expenses

Total administrative expenses increased by $18.8 million, or 160.0%, to $30.5 million in Q4 2012, from $11.7 million in Q4 2011. As a percentage of revenue, administrative expenses increased to 103.7% in Q4 2012, from 37.5% for Q4 2011.

Notable changes that resulted in increased administrative expenses included: (1) an increase of $13.3 million in provision of accounts receivable; (2) an increase of $4.1 million in impairment of purchased software; and (3) an increase of $2.8 million in depreciation and amortization expenses. The increase in the provision of accounts receivable was due mainly to the continued sluggishness in the Company’s government client sector relating to the digital public security business in light of the challenging government fiscal policies. The impairment of purchased software reflected the declining market value of certain purchased software in light of the protracted challenging environment in the Chinese government software segment.

Research and Development Expenses

Research and development expenses decreased to $0.9 million in Q4 2012 from $1.5 million in Q4 2011, a decrease of $0.6 million, or 40.6% . As a percentage of revenue, research and development expenses decreased to 3.0% in Q4 2012, from 4.8% in Q4 2011.

Selling Expenses

Selling expenses increased $1.2 million in Q4 2012, or 52.2%, to $3.4 million, from $2.3 million in Q4 2011. As a percentage of revenue, selling expenses increased to 11.7% for Q4 2012, from 7.2% in Q4 2011. This increase was primarily due to the Company’s efforts to introduce new products during the quarter.

Impairment of goodwill

In light of the negative impact as a result of the falling economic growth, stringent macro policies, and declining industry trends especially in the traditional hardware display sector, the Company tested its goodwill for impairment during the second quarter of 2012 and the fourth quarter 2012. After analyzing the various operations and reporting units, the Company came to the conclusion that a goodwill impairment loss was probable, and consequently recognized a goodwill impairment loss of $19.0 million during Q4 2012 based on its best estimation.

Loss from Operations

Loss from operations was $45.4 million in Q4 2012, representing an increase of loss in an amount of $39.2 million, from a loss of $6.2 million in Q4 2011.

Net Loss Attributable to the Company

As a result of the foregoing factors, net loss attributable to the Company decreased by $41.6 million to a loss of $48.5 million in Q4 2012, from $6.8 million in Q4 2011.

Cash and Cash Equivalents

As of December 31, 2012, the Company had $10.7 million in cash and cash equivalents, and $10.3 million in restricted cash, as compared to $14.0 million in cash and cash equivalents, and $12.5 million in restricted cash as of December 31, 2011. During Q4 2012, cash provided by operating activities amounted to $1.0 million, a decrease of 89.0% from $9.1 million in Q4 2011.

Year 2012 Results

Revenue

For FY 2012, revenue was $86.4 million, compared to $114.5 million for FY 2011, a decrease of $28.2 million, or 24.6% . The decrease was primarily due to challenging macro environment and difficult fiscal environment faced by many public sector clients as a result of the Chinese government’s implementation of macroeconomic tightening policies, which led to a slowdown in projects for government customers, which traditionally have been the Company’s core customer base; and, secondarily, due to the Company’s conscious effort to realign its business operations to create a better revenue mix between IT and DT segments and between government and non-government customers.

Product sales decreased by $0.75 million, or 1.60%, to $45.7 million for FY 2012, as compared to $46.4 million for FY 2011. Product sales constituted 52.9% of total revenue during 2012 as compared with 40.5% during 2011. The increase in product sales as a percentage of total revenue primarily reflected the Company’s successful marketing campaign in promoting new DT products, its ability to win significant large DT projects in the emerging China digital education market during 2012.

Software sales decreased by $20.7 million, or 52.7%, to $18.60 million for FY 2012, from $39.3 million for FY 2011. Software sales constituted 21.5% of total revenue during 2012, compared with 34.3% during 2011. The decrease was mainly due to the Chinese government’s continued austere fiscal policies and the curtailment of the massive government economic stimulus package, which led to a slowdown in software projects for our government customers. In addition, the Company instituted more stringent customer acceptance policies, which limited new projects to those with more solid credit credentials and long-term business prospects in light of the unfavorable government fiscal environment.

Sales of system integration services decreased by $6.8 million, or 24.5%, to $20.9 million for FY 2012, as compared to $27.7 million for FY 2011. As a percentage of revenue, it was 24.2% the same as in 2011. The decrease was mainly the result of the relatively sluggish macro-economic growth in 2012 and a lack of new large system integration solutions engagements in connection with large projects comparable to the Shenzhen Summer Universiade, which was held in August 2011.

Other revenue increased from $1.1 million for FY 2011 to $1.2 million for FY 2012, an increase of $0.1 million, or 5.7% .

Other revenue was mainly derived from maintenance services.

Cost of revenue and gross profit

Cost of revenue decreased by $4.3 million, or 6.2%, to $65.9 million for FY 2012, from $70.2 million for FY 2011. As a percentage of revenue, cost of revenue increased to 76.3% for FY 2012, from 61.3% for FY 2011. As a result, gross profit as a percentage of revenue was 23.7% for FY 2012, a decrease of 1,496 basis points from 38.7% for FY 2011.

The decrease in gross profit margins resulted from several factors. First, in the year ended December 31, 2012, the Company continued its efforts to increase DT solutions as a percentage of total revenue. The percentage of DT revenue increased from 40.4% for FY 2011 to 53.8% for FY 2012. The significant increase in contribution from DT revenue resulted in a decrease in gross profit margin for FY 2012, as DT solutions business generally has lower average gross margins than other segments of our business. Secondly, due to the Chinese government’s implementation of macroeconomic tightening policies, the Company’s government customers reduced software project orders. As a result, the percentage of software revenue decreased from 34.3% for FY 2011 to 21.5% for FY 2012. Our software business typically command higher gross margins that other business segments.

Administrative expenses

Administrative expenses increased by $41.8 million, or 183.5%, to $64.6 million for FY 2012, from $22.8 million for FY 2011. As a percentage of revenue, administrative expenses increased to 74.8% for 2012, from 19.9% for 2011. Notable changes that resulted in increased administrative expenses included: (1) an additional $2.2 million in inventory write downs; (2) an increase of $20.1 million in provision of accounts receivable; (3) an increase of $1.2 million in depreciation and amortization expenses; and (4) an increase of $11.8 million in impairment of purchased software. DT segment’s inventory was written down mainly because the business has been shifting away from the traditional LCD business which has been facing a global decline. The increase in the provision of account receivable was due mainly to the continued sluggishness in the Company’s government client sector relating to the digital public security business in light of the challenging government fiscal policies. The impairment of purchased software reflected the declining market value of certain purchased software in light of the protracted challenging environment in the Chinese government software segment.

Research and development expenses

Research and development expenses increased by $0.5 million, or 10.5%, to $5.0 million for FY 2012, from $4.5 million for FY 2011. As a percentage of revenue, research and development expenses increased to 5.7% for 2012, from 3.9% in 2011. Such increase was primarily due to the Company’s efforts to develop new products as well as to improve the future profitability of existing products.

Selling expenses

Selling expenses increased by $2.3 million, or 30.1%, to $9.8 million for FY2012, from $7.5 million for FY 2011. As a percentage of revenue, selling expenses increased to 11.3% for FY 2012, from 6.6% for FY 2011. This increase was due to new product launches, increasingly nationwide market expansion, which requires increased travel, promotional, and telecommunication expenses, as well as increased total compensation to sales and marketing staff.

Impairment of goodwill

In light of the negative impact as a result of the falling economic growth, stringent macro policies, and declining industry trends especially in the traditional hardware display sector, we tested goodwill for impairment in the fourth quarter of 2012. After analyzing the various operations and reporting units, the Company came to the conclusion that a goodwill impairment loss was probable, and consequently recognized a goodwill impairment loss of $26.8 million for FY 2012 based on its best estimation.

Net loss attributable to the Company

Net loss attributable to the Company was $89.6 million for FY 2012, as compared to a net income of $7.9 million for FY 2011.

Cash and Cash Equivalents

During the year ended December 31, 2012, net cash used in operating activities was $9.3 million, as compared to an operating net cash inflow of $16.3 million in the same period of 2011. The decrease was primarily due to business operational loss during the year ended December 31, 2012.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures for earnings that exclude non-cash charges. The Company believes that these non-GAAP financial measures are useful to investors because they exclude non-cash charges that management excludes when it internally evaluates the performance of the Company’s business and makes operating decisions, including internal budgeting, and performance measurement, as these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential operating activities of the Company. Accordingly, management excludes the expense arising from certain non-cash charges when making operational decisions. The Company also believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand the Company’s financial performance in comparison to historical periods. In addition, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measure. However, the Company’s management compensates for these limitations by providing the relevant disclosure of the items excluded.

The following table presents the non-GAAP financial measures contained in this press release and the most directly comparable GAAP measures and provides a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Q4 and Full Year 2012 Reconciliation of Net (Loss) Income and EPS
to Exclude Amortization of Intangible Assets, Goodwill Impairment, Change in Fair Value of Contingent
Consideration and Other Asset Write-downs

	3 Mos.	3 Mos.	12 Mos.	12 Mos.
	Ended	Ended	Ended	Ended
	31-Dec-12	31-Dec-11	31-Dec-12	31-Dec-11

Net (loss) income Attributable to the Company	(48,476,569)	(6,842,449)	(89,630,508)	7,909,398
Amortization of Intangible Assets and Land-use Rights	316,738	321,796	1,249,538	1,272,616
Impairment of goodwill	19,025,565	-	26,832,255	-
Change in fair value of contingent consideration	-		-	(1,481,756)
Impairment and loss on disposal of property and equipment	5,993,690	388,375	14,725,140	578,265
Adjusted (Loss) Net income	(23,140,576)	(6,132,278)	(46,823,575)	8,278,523

Weighted Average Number of Shares Outstanding
Basic	27,007,608	27,451,219	27,017,780	26,737,638
Diluted	27,007,608	27,451,219	27,017,780	26,965,006

(Loss) earnings per share
Basic	(1.79)	(0.25)	(3.32)	0.30
Diluted	(1.79)	(0.25)	(3.32)	0.29

Adjusted (loss) earnings per share
Basic	(0.86)	(0.22)	(1.73)	0.31
Diluted	(0.86)	(0.22)	(1.73)	0.31

About China Information Technology, Inc.

China Information Technology, Inc., through its subsidiaries and other consolidated entities, specializes in geographic information systems (GIS), digital public security technology (DPST), and hospital information systems (HIS), as well as high-end digital display products and solutions in China. Headquartered in Shenzhen, China, the Company’s integrated solutions include specialized software, hardware, systems integration, and related services to help its customers improve efficiency in information management. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of China Information Technology, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements”. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Nolan Liu
Tel: +86 755 8831 9888 ext. 8020
Email: IR@chinacnit.com
http://www.chinacnit.com

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2012 AND 2011
Expressed in U.S. dollars (Except for share amounts)

	December 31	December 31
	2012	2011

ASSETS

CURRENT ASSETS
Cash and cash equivalents	10,747,998	14,019,634
Restricted cash	10,347,015	12,538,049
Accounts receivable, billed and unbilled, net of allowance for doubtful accounts of $29,518,000 and $9,373,000, respectively	85,958,886	103,342,459
Bills receivable	1,531,772	247,338
Advances to suppliers	6,089,210	5,020,747
Amounts due from related parties	1,212,226	22,823
Inventories, net of provision of $5,976,000 and $5,224,000, respectively	16,797,673	22,317,260
Other receivables and prepaid expenses	8,801,985	9,603,954
Deferred tax assets	2,297,617	2,548,834
TOTAL CURRENT ASSETS	143,784,382	169,661,098

Deposit for purchase of land use rights	19,085,878	27,564,586
Long-term investments	2,580,096	2,401,561
Property, plant and equipment, net	66,269,320	91,161,093
Land use rights, net	13,122,363	1,956,616
Intangible assets, net	14,416,976	14,380,459
Goodwill	27,622,490	53,983,687
Deferred tax assets	540,384	683,042
TOTAL ASSETS	$287,421,889	$361,792,142

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$50,813,046	$40,983,457
Accounts payable	20,289,783	19,013,509
Bills payable	33,686,488	27,399,393
Advances from customers	3,754,442	6,403,966
Amounts due to related parties	-	593,617
Accrued payroll and benefits	2,945,323	3,060,384
Other payables and accrued expenses	6,907,622	6,784,353
Income tax payable	3,660,926	3,525,949
TOTAL CURRENT LIABILITIES	122,057,630	107,764,628

Long-term bank loans	74,175	109,524
Amounts due to related parties, long-term portion	12,728	12,624
Deferred tax liabilities	1,263,423	1,365,680
TOTAL LIABILITIES	$123,407,956	$109,252,456

COMMITMENTS AND CONTINGENCIES EQUITY
Common stock, par $0.01; authorized capital 100,000,000 shares; shares issued and outstanding 2012: 27,007,608 shares, 2011: 27,230,835 shares	$286,326	$286,326

Treasury stock, 2012: 584,231 shares, 2011: 360,627 at cost	(1,011,091)	(695,514)
Additional paid-in capital	101,261,307	101,261,307
Reserve	14,532,587	14,488,533
Retained earnings	5,804,023	95,600,619
Accumulated other comprehensive income	21,811,064	19,925,259
Total equity of the Company	142,684,216	230,866,530
Non-controlling interest	21,329,717	21,673,156
Total equity	164,013,933	252,539,686

TOTAL LIABILITIES AND EQUITY	$287,421,889	$361,792,142

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
YEARS ENDED/THREE MONTHS ENDED DECEMBER 31, 2012 and 2011
Expressed in U.S. dollars

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
Revenue – Products	$13,317,286	$14,272,289	$45,690,706	$46,435,133
Revenue – Software	6,094,302	9,302,207	18,597,383	39,301,812
Revenue - System integration	9,759,529	7,488,858	20,905,251	27,678,685
Revenue – Others	217,899	173,101	1,184,115	1,119,923
TOTAL REVENUE	29,389,016	31,236,455	86,377,455	114,535,553

Cost - Products sold	10,665,830	11,905,308	40,119,790	36,815,966
Cost - Software sold	2,457,882	4,381,316	8,904,134	13,302,464
Cost - System integration	7,700,260	5,527,587	15,964,817	19,625,349
Cost – Others	114,068	165,484	889,234	472,270
TOTAL COST	20,938,040	21,979,695	65,877,975	70,216,049

GROSS PROFIT	8,450,976	9,256,760	20,499,480	44,319,504

Administrative expenses	30,483,268	11,724,243	64,609,752	22,785,631
Research and development expenses	887,262	1,493,517	4,951,166	4,483,754
Selling expenses	3,427,601	2,252,247	9,786,220	7,522,986
Impairment of goodwill	19,025,565	-	26,832,255	-
(LOSS) INCOME FROM OPERATIONS	(45,372,720)	(6,213,247)	(85,679,913)	9,527,133

Subsidy income	732,322	1,347,257	1,709,246	1,939,787
Other income (loss), net	(1,039,246)	(943,168)	(1,536,108)	538,624
Interest income	146,747	62,383	343,289	317,190
Interest expense	1,429,956	527,806	(4,646,818)	(2,948,406)
(LOSS) INCOME BEFORE INCOME TAXES	(46,962,853)	(6,274,581)	(89,810,304)	9,374,328

Income tax benefit (expense)	(1,477,857)	527,616	(812,254)	(804,149)
NET (LOSS) INCOME	(48,440,710)	(5,746,965)	(90,622,558)	8,570,179

Less: Net (income) loss attributable to the non-controlling interest	(35,859)	(1,095,484)	992,050	(660,781)

NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	$(48,476,569)	$(6,842,449)	$(89,630,508)	$7,909,398

Weighted average number of shares outstanding
Basic	27,007,608	27,007,608	27,017,780	26,737,638
Diluted	27,007,608	27,007,608	27,017,780	26,965,006

(Loss) earnings per share - Basic and Diluted
Basic - Net (loss) income attributable to the Company's common stockholders	$(1.79)	$(0.25)	$(3.32)	$0.30
Diluted – Net (loss) income attributable to the Company's common stockholders	$(1.79)	$(0.25)	$(3.32)	$0.29

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
Expressed in U.S. dollars

	2012	2011	2010
Net (loss) income	$(90,622,558)	$8,570,179	$35,473,630
Other comprehensive (loss) income:
Foreign currency translation gain	2,128,770	8,903,913	6,668,353
Comprehensive (loss) income	(88,493,788)	17,474,092	42,141,983
Comprehensive loss (income) attributable to the non-controlling interest	749,085	(964,475)	(1,431,514)
Comprehensive (loss) income attributable to the Company	$(87,744,703)	$16,509,617	$40,710,469

CHINA INFORMATION TECHNOLOGY, INC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
Expressed in U.S. dollars

								Accumulated
	Common stock		Treasury stock		Additional			other	Non
	Par value $0.01		Par value $0.01		Paid-in		Retained	comprehensive	controlling
	Shares	Amount	Shares	Amount	Capital	Reserve	Earnings	income	interest	Total
BALANCE AS AT JANUARY 1, 2010	24,952,571	233,548	(3,000)	(11,468)	78,495,062	8,345,371	60,462,275	5,016,575	15,357,471	167,898,834

Issuance of common stock in private placements	826,017	16,520	-	-	9,113,232	-	-	-	-	9,129,752
Common stock issued upon the exercise of warrants	20,625	413	-	-	253,275	-	-	-	-	253,688
Stock-based compensation	231,681	4,634	-	-	2,394,876	-	-	-	-	2,399,510
Common stock released upon achieving earn-out target	-	-	-	-	1,850,405	-	-	-	-	1,850,405
Net income for the year	-	-	-	-	-	-	34,402,004	-	1,071,626	35,473,630
Foreign currency translation gain	-	-	-	-	-	-	-	6,308,465	359,888	6,668,353
Capital injection to Geo	-	-	-	-	-	-	-	-	1,714,022	1,714,022
Imputed interests in relation to shareholder’s loan	-	-	-	-	187,500	-	-	-	-	187,500
Transfer to reserve	-	-	-	-	-	4,623,614	(4,623,614)	-	-	-

BALANCE AS AT DECEMBER 31, 2010	26,030,894	255,115	(3,000)	(11,468)	92,294,350	12,968,985	90,240,665	11,325,040	18,503,007	225,575,694

Purchase of treasury stock	-	-	(357,627)	(684,046)	-	-	-	-	-	(684,046)
Common stock issued upon the settlement of earn-out target	344,353	6,887	-	-	957,303	-	-	-	-	964,190
Stock-based compensation	125,000	2,500	-	-	1,142,499	-	-	-	-	1,144,999
Common stock released upon achieving earn-out target	165,289	3,306	-	-	1,719,006	-	-	-	-	1,722,312
Common stock issued on conversion of shareholder’s loan	925,926	18,518	-	-	4,981,482	-	-	-	-	5,000,000
Net income for the year	-	-	-	-	-	-	7,909,398	-	660,781	8,570,179
Foreign currency translation gain	-	-	-	-	-	-	-	8,600,219	303,694	8,903,913
Imputed interests in relation to shareholder’s loan	-	-	-	-	166,667	-	-	-	-	166,667
Changes in an ownership interest in Zhongtian	-	-	-	-	-	-	(1,029,896)	-	1,029,896	-
Capital injection to Zhongtian by minority shareholders	-	-	-	-	-	-	-	-	1,175,778	1,175,778
Transfer to reserve	-	-	-	-	-	1,519,548	(1,519,548)	-	-	-

BALANCE AS AT DECEMBER 31, 2011	27,591,462	$286,326	(360,627)	$(695,514)	$101,261,307	$14,488,533	$95,600,619	$19,925,259	$21,673,156	$252,539,686

Purchase of treasury stock	-	-	(223,604)	(315,577)	-	-	-	-	-	(315,577)
Rounding impact of share changes due to one for two reverse stock split of common stock	377	-	-	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(89,630,508)	-	(992,050)	(90,622,558)
Foreign currency translation gain	-	-	-	-	-	-	-	1,885,805	242,965	2,128,770
Transfer to reserve	-	-	-	-	-	44,054	(44,054)	-	-	-
Capital injection to Zhongtian	-	-	-	-	-	-	-	-	283,612	283,612
Changes in a Parent’s Ownership Interest in Zhongtian	-	-	-	-	-	-	(122,034)	-	122,034	-

BALANCE AS AT DECEMBER 31, 2012	27,591,839	$286,326	(584,231)	$(1,011,091)	$101,261,307	$14,532,587	$5,804,023	$21,811,064	$21,329,717	$164,013,933

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
Expressed in U.S. dollars

	2012	2011	2010
OPERATING ACTIVITIES
Net (loss) income	$(90,622,558)	$8,570,179	$35,473,630
Adjustments to reconcile net (loss) income to net cash provided by operating activities:

Provision for losses on accounts receivable and other current assets	27,882,120	4,072,406	3,652,136
Depreciation	11,532,635	10,853,984	7,715,013
Impairment of goodwill	26,832,255	-	-
Impairment of property and equipment	11,809,432	-	-
Loss on disposal of intangible assets, net	69,319	-	-
Provision for obsolete inventories	2,235,574	4,627,598	378,619
Amortization of intangible assets and land use rights	2,292,518	1,757,655	1,794,555
Loss on disposal of property and equipment, net	2,915,708	578,265	339,601
Change in deferred income tax	306,838	(1,694,374)	110,200
Stock-based compensation	-	-	3,130,000
Loss on write-off of land use rights	-	-	232,938
Change in fair value of contingent consideration	-	(1,481,756)	(325,132)
Impairment of long-term investment	-	1,002,755	855,176
Imputed interest on shareholder’s loan	-	166,667	187,500
Changes in operating assets and liabilities, net of effects of business acquisitions
Increase in accounts payable and bills payable	7,175,522	7,101,150	3,761,608
Decrease (increase) in inventories	3,579,538	(6,171,310)	(8,943,882)
Decrease (increase) in restricted cash	250,306	(2,772,004)	(743,913)
Increase (decrease) in income tax payable	106,370	(275,586)	398,667
Increase (decrease) in other payables and accrued expenses and other liabilities	(64,095)	1,245,553	(6,673,381)
Increase in accounts receivable	(7,460,031)	(4,538,402)	(27,889,936)
(Decrease) increase in advances from customers	(2,700,713)	(1,329,076)	3,324,359
(Increase) decrease in advances to suppliers	(1,551,504)	3,973,915	(2,044,930)
(Increase) decrease in other receivables and prepaid expenses	(2,031,433)	(8,944,900)	11,758,974
(Decrease) increase in amounts due to/from related parties	(1,825,311)	(401,392)	457,735
Net cash (used in) provided by operating activities	(9,267,510)	16,341,327	26,949,537

INVESTING ACTIVITIES
Dividends received from Xiamen Yili Geo Information Technology Co., Ltd.	79,268	-	-
Proceeds from sale of property and equipment	18,549	-	142,049
Purchase of land use rights	(2,513,648)	-	(232,938)
Capitalized and purchased software development costs	(2,159,866)	(1,850,595)	(1,466,554)
Purchases of property and equipment	(778,691)	(16,776,095)	(29,860,881)
Investment in Hubei Information Science and Technology	(158,600)	-	-
Deposit for purchase of land use rights	(47,561)	-	(25,310,974)
Investment in Tianditu	-	-	(1,183,520)
Deposit for software purchase	-	-	(2,958,800)
Net cash used in investing activities	(5,560,549)	(18,626,690)	(60,871,618)

FINANCING ACTIVITIES

Borrowings under short-term loans	99,000,812	87,474,985	52,361,076
Decrease (increase) in restricted cash in relation to bank borrowings	2,042,836	(1,048,220)	(1,483,976)
Capital injection to Zhongtian by minority shareholders	283,612	1,157,551
Repayment of short-term loans	(89,499,942)	(87,299,684)	(35,938,146)
Repurchase of common stock	(315,577)	(684,046)	-
Repayment of long-term loans	(35,576)	(1,769,920)	(2,477,995)
Repayment of shareholder’s loan	-	-	(1,035,580)
Capital injection to Geo by minority shareholders	-	-	1,744,213
Borrowings from shareholder’s loan	-	-	6,035,580
Borrowings under long-term loans	-	-	8,491,756
Issued common stock	-	-	9,383,440
Net cash (used in) provided by financing activities	11,476,165	(2,169,334)	37,080,368

Effect of exchange rate changes on cash and cash equivalents	80,258	307,474	1,529,937

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,271,636)	(4,147,223)	4,688,224
CASH AND CASH EQUIVALENTS, BEGINNING	14,019,634	18,166,857	13,478,633
CASH AND CASH EQUIVALENTS, ENDING	$10,747,998	$14,019,634	$18,166,857

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$493,378	$2,708,313	$7,360,151
Interest	$4,537,517	$2,725,058	$1,331,258